================================================================================


                         FAIRFIELD SAVINGS BANK, F.S.B.
                              Long Grove, Illinois


                              CONVERSION VALUATION
                             APPRAISAL UPDATE REPORT


                                     As Of:
                                October 23, 1996


                                  Prepared By:
                          CAPITAL RESOURCES GROUP, INC.
                           1211 Connecticut Avenue, NW
                                    Suite 200
                             Washington, D.C. 20036


================================================================================

                                                            October 23, 1996


Board of Directors
Fairfield Savings Bank, F.S.B.
1190 RFD
Long Grove, Illinois  60047-7304


Dear Board Members:

     In connection with the mutual to stock conversion of Fairfield Savings Bank, F.S.B. ("Fairfield" or the "Bank"), we hereby provide an independent appraisal, as updated, of the estimated pro forma market value of the common stock of Big Foot Financial Corp. ("Holding Company"), which will be a unitary savings and loan holding company. Our original appraisal dated September 6, 1996, is incorporated herein by reference. This current update reflects more recent pricing ratios for the comparative group and all publicly traded SAIF-insured thrifts as well as recent developments and trends in the financial markets and, specifically, the thrift conversion market. We have also discussed the Bank with management and conversion counsel.

     Our original appraisal contained a detailed business review and financial analysis of Fairfield and a comparative financial analysis with the comparative group, based on the Bank's financial results through July 31, 1996. Such review and analysis are incorporated by reference into this current update.

The Thrift Equity Market

     Since the date of our original appraisal of September 6, 1996, thrift prices have continued their upward movement. Both short- and long-term interest rates have declined since the beginning of September, with long-term rates decreasing by approximately 30 basis points. The SNL Index, which measures the relative price movements of all publicly traded thrifts and is compiled by SNL Securities, increased by 8.6 percent between September 6 and October 23. The ten thrift comparative group, which was utilized in our original appraisal, experienced an average and median stock price increase of 4.3 and 4.6 percent, respectively (see Table 1).

     In our original appraisal, we indicated that the after-market price performance of recently converted thrifts had not matched the price performance experienced by thrifts which converted prior to 1996. The average and median price increases for the 34 publicly traded thrifts which converted

CAPITAL RESOURCES GROUP, INC.
Board of Directors
October 23, 1996
Page 2


                                     Table 1
                    Price Changes in Fairfield's Comparative
                               Group and SNL Index

                              (09/06/96)       (10/23/96)
                                 Stock            Stock          Percent
Company                          Price            Price          Change
-------                          -----            -----          ------
AvondaleFin. Corp.              $13.88           $14.50           4.50%
Calumet Bancorp                 $28.13           $27.75          -1.33%
Damen Fin. Corp.                $11.50           $12.38           7.61%
First Mutual Bancorp            $13.25           $13.63           2.83%
Glenway Fin. Corp               $20.25           $18.25          -9.88%
Great American Bancorp          $13.50           $14.25           5.56%
Horizon Fin. Services           $14.13           $14.75           4.42%
Kankakee Bancorp                $20.75           $22.25           7.23%
Permanent Bancorp               $16.25           $17.00           4.62%
SuburbFed Fin. Corp.            $17.25           $20.25          17.39%
                                                                 ------

                                            Average:              4.29%
                                             Median:              4.56%

                                   SNL Index (09/06/96)         410.76
                                   SNL Index (10/23/96)         446.14
                                            % Change              8.61%

                                   ----------

since the end of March 1996 were 17.5 and 14.4 percent, respectively. However, during the latest six weeks ended October 23, the after-market price performance of recently converted thrifts has notably improved. The average and median price increases for the 42 publicly traded thrifts which converted since the end of March 1995 are 27.4 and 25.6 percent, respectively.

     Also, in our original appraisal we analyzed the pricing characteristics of two Chicago institutions, Park Federal Savings Bank and Home Federal Savings and Loan Association of Elgin. Park Federal had just recently converted in August and was trading at a 3.1 percent increase over its IPO price, and Home Federal was in the process of converting. As of October 23, Park Federal is now trading at a 16.3 percent increase over its IPO price and Home Federal's stock price has increased 23.8 percent since conversion. Also, Home Federal's conversion offering, like that of other conversions completed during the last few weeks, attracted strong investor interest.

CAPITAL RESOURCES GROUP, INC.
Board of Directors
October 23, 1996
Page 3


     Finally, it is important to note that, on September 30, 1996, legislation was signed into law which recapitalized the Savings Association Insurance Fund ("SAIF"). The passage of this legislation in late September finally eliminated a major issue of uncertainty for the thrift industry and also assured the industry that future deposit insurance premium levels will decline (insurance premiums will drop from approximately 23 to 6 basis points for most thrifts). This prospect of a positive earnings impact beginning in 1997 has appeared to also favorably impact thrift prices.

Valuation Determination

     As noted in our original appraisal, Fairfield generated a very low earning level during the fiscal year ended July 31, 1996. Therefore, an over emphasis on the use of the pro forma price/earnings approach will not result in a totally meaningful estimated market value. Also, since Fairfield has generated declining earnings levels in recent years, we have looked closely at the pro forma price/book value and price/assets assets valuation approaches as well.

     Based on the more favorable market conditions for thrift stocks, including the improved market performance of recently converted thrift institutions, we believe that a moderate increase in Fairfield's estimated pro forma fair market valuation range is supportable. Therefore, an increase in Fairfield's midpoint value from $17,500,000 to $19,000,000, is appropriate.

     As in our original appraisal, in analyzing the appropriate pro forma pricing ratios and the resulting estimated fair market value for the to-be-issued shares of common stock of Fairfield, we have considered the following strengths and weaknesses of the Bank:

  o Fairfield's core earnings levels have declined since fiscal 1993. The Bank reported a significantly lower level of profitability for the latest twelve months ended July 31, 1996, relative to that of the comparative group. The Bank's ROA of 11 basis points compared to an ROA of 62 basis points for the comparative group. Fairfield's lower profitability primarily reflects a lower interest rate spread and net interest margin.

  o Given the fixed rate nature of Fairfield's loan and mortgage-backed securities ("MBS") portfolios, the Bank faces significant interest rate risk. The rising interest rate environment which existed through much of 1996 resulted in the erosion of the Bank's interest rate spreads and margins. Also, the heavy concentration of lower yielding MBS has served to reduce Fairfield's earning asset yield potential and interest rate spreads. After conversion, Fairfield plans to gradually increase the level of loan balances relative to MBS levels.

CAPITAL RESOURCES GROUP, INC.
Board of Directors
October 23, 1996
Page 4


  o Fairfield has achieved low non-performing asset levels over the last four years and the Bank's asset quality level is favorable relative to the comparative group.

  o The infusion of capital through conversion will result in a strong equity position for the Bank. The Bank's post-conversion consolidated equity ratio of between 13 and 15 percent is expected to be modestly above the average for all publicly traded thrifts and approximate the comparative group average.

     Based on Fairfield's fundamental financial and other characteristics relative to the comparative group as discussed in our original appraisal, on balance, we believe that a moderate valuation discount for the Bank is appropriate. Such valuation adjustment reflects the Bank's lower core earnings level. Also, we believe that, as a converting institution, a new issue discount is appropriate for Fairfield.

     Based on the above factors and the pricing ratios of the ten comparative group thrifts, we believe that the following pro forma pricing ratios and discounts (on a price/book value and price/assets basis) are appropriate for
Fairfield:

                          Comparative Pricing Analysis
                             Fairfield Savings Bank

                                                      Discount (Premium) to the
Pricing Ratio                                             Comparative Group
----------------                                      -------------------------

Price/Book Value           64.89%         Mean                 24.3%
                                          Median               24.5%

Price/Earnings             25.97x(1)      Mean                (42.2%)
                                          Median              (48.2%)

Price/Assets                8.94 %        Mean                 26.9%
                                          Median                0.0%

(1) Based on reported earnings of $226,000 for the twelve months ended July 31, 1996; assumes 1,900,000 shares outstanding (total shares issued in the conversion at the midpoint value). Under SOP No. 93-6 there would be 1,763,200 shares outstanding for the earnings per share calculation, resulting in a pro forma price/earnings ratio of 24.10x.

CAPITAL RESOURCES GROUP, INC.
Board of Directors
October 23, 1996
Page 5


     We believe that Fairfield's pro forma price/book value ratio, when analyzed in conjunction with the Bank's pro forma price/earnings and price/assets ratios, results in an appropriate estimated pro forma market value.

Valuation Conclusion

     It is therefore our opinion that, as of October 23, 1996, an 8.6 percent increase in Fairfield's estimated midpoint value is appropriate. Therefore, the estimated pro forma fair market value of Fairfield was $19,000,000, based on 1,900,000 shares at $10.00 per share. The resulting range of value was $16,150,000 or 1,615,000 shares, to $21,850,000 or 2,185,000 shares, both based on $10.00 per share. Pro forma calculations which include the impact of an eight percent purchase by Fairfield's Employee Stock Ownership Plan ("ESOP") and a four percent purchase by the Stock Programs subsequent to conversion are shown in Table 2 and in Exhibits 2 through 7. Subject to market conditions at the time of the offering, an overallotment provision up to 15 percent above the maximum value, or $25,127,500, could be made available.

                                                   Respectfully submitted,

                                                   CAPITAL RESOURCES GROUP, INC.


                                                   /s/ Michael B. Seiler
                                                   Michael B. Seiler
                                                   Senior Vice President

                                     Table 2
                              Pro Forma Comparison
               Converting Institution Versus the Comparative Group

Fairfield Savings Bank
As of October 23, 1996
  Ticker           Name & State               Price(1)     Mk Value      P/E
(3,4)     P/Book        P/TBook
                                                ($)        ($Mil)           (x)
       (%)           (%)
        Fairfield Savings Bank (2)
        Before Conversion                     10.00          N/A           N/A
       N/A           N/A
        Pro Forma SuperMaximum                10.00         25.13         27.78
      72.67         72.67
        Pro Forma Maximum                     10.00         21.85         26.91
      68.83         68.83
        Pro Forma Midpoint                    10.00         19.00         25.97
      64.89         64.89
        Pro Forma Minimum                     10.00         16.15         24.80
      60.22         60.22

        Comparative Group (10)
        Averages                              17.50         36.19         18.26
      85.68         86.71
        Medians                               15.88         33.89         17.52
      85.94         85.94

        All SAIF-Insured Thrifts (331)
        Averages                              17.93        133.13         15.34
     114.07        117.13
        Medians                               16.00         39.44         14.77
     104.56        106.70

        Comparative Group
AVND    AvondaleFinCorp-IL                    14.500         52.2         15.59
      88.79         88.79
CBCI    Calumet Bancorp-IL                    27.750         66.0         15.50
      82.89         82.89
DFIN    DamenFinCorp-IL                       12.375         46.4         24.26
      89.35         89.35
FMBD    FirstMutualBanc-IL                    13.625         52.4         20.64
      83.08         83.08
GFCO    GlenwayFinCp-OH                       18.250         20.6         13.13
      77.07         78.77
GTPS    GreatAmrcnBncrp-IL                    14.250         24.9           NA
      79.12         79.12
HZFS    HorizonFinSvcs-IA                     14.750          6.3         17.56
      78.75         78.75
 KNK    KankakeeBancorp-IL                    22.250         31.5         17.52
      89.86         96.70
PERM    PermanentBancp-IN                     17.000         36.3         25.00
      90.14         91.30
SFSB    SuburbFedFinCp-IL                     20.250         25.4         15.11
      97.73         98.30

                                         P/Assets     DivYld     Ttl Assets
Eq/Asst     TgEq/A     EPS(3)     ROAA(3)      ROAE(3)
  Ticker           Name & State             (%)        (%)          ($000)
(%)        (%)        ($)         (%)          (%)

        Fairfield Savings Bank (2)
        Before Conversion                     N/A        N/A      194,624
6.98        6.98       N/A         0.12       1.68
        Pro Forma SuperMaximum               11.49       0.00     218,636
15.81       15.81       0.36        0.44       2.65
        Pro Forma Maximum                    10.14       0.00     215,411
14.74       14.74       0.37        0.40       2.59
        Pro Forma Midpoint                    8.94       0.00     212,607
13.77       13.77       0.39        0.36       2.53
        Pro Forma Minimum                     7.70       0.00     209,803
12.78       12.78       0.40        0.32       2.46

        Comparative Group (10)
        Averages                             12.23       1.80     325,993
14.46       14.36       0.98        0.62       4.65
        Medians                               8.94       1.87     337,776
10.68       10.68       0.89        0.56       4.88

        All SAIF-Insured Thrifts (331)
        Averages                             14.14       2.00   1,319,807
13.03       12.80       1.22        0.84       7.54
        Medians                              12.39       2.01     313,759
10.38       10.36       1.10        0.85       6.71

        Comparative Group
AVND    AvondaleFinCorp-IL                    8.81       0.00     592,771
9.93        9.93       0.93        0.62       5.82
CBCI    Calumet Bancorp-IL                   13.39       0.00     492,779
16.15       16.15       1.79        0.99       5.97
DFIN    DamenFinCorp-IL                      20.69       1.94     237,296
23.16       23.16       0.51        0.89       4.28
FMBD    FirstMutualBanc-IL                   16.56       2.35     316,381
19.93       19.93       0.66        0.46       1.90
GFCO    GlenwayFinCp-OH                       7.40       3.55     278,809
9.61        9.42       1.39        0.56       5.91
GTPS    GreatAmrcnBncrp-IL                   22.03       2.81     119,662
27.85       27.85       0.43        0.70       2.44
HZFS    HorizonFinSvcs-IA                     8.99       2.17      73,464
11.42       11.42       0.84        0.53       4.38
 KNK    KankakeeBancorp-IL                    8.88       1.80     359,171
9.88        9.25       1.27        0.56       5.37
PERM    PermanentBancp-IN                     8.83       1.77     411,213
9.79        9.68       0.68        0.38       3.47
SFSB    SuburbFedFinCp-IL                     6.73       1.58     378,388
6.88        6.85       1.34        0.50       6.91

(1)  Closing or Last Trade.
(2)  Based on $10.00 per share.
(3)  Excludes extraordinary items.
(4) Market average P/E ratios exclude firms with P/E ratios in excess of 30 times earnings.


Sources: Audited and unaudited financial statements for Fairfield Savings Bank
         SNL Securities and the publicly traded companies' reported stock prices.

                                    EXHIBITS

                                    EXHIBIT 1

                          Selected Financial and Market
                             Pricing Characteristics
                           for Publicly Traded Thrifts


Filed in paper format under cover of Form SE pursuant to SEC exemption dated October 15, 1996.

                              EXHIBITS 2 THROUGH 7

                     Pro Forma Effect of Conversion Proceeds
                         (Based on Fairfield's Reported
                             Net Income of $226,000)


Filed in paper format under cover of Form SE pursuant to SEC exemption dated October 15, 1996.

                                    EXHIBIT 8

                          Firm Qualifications Statement

     Capital Resources

     1211 Connecticut Avenue, NW, Suite 200 o Washington, DC 20036 o Telephone
(202) 466-5685 o Fax (202) 466-5695

Firm Qualifications Statement

THE CAPITAL RESOURCES COMPANIES combine investment banking and diversified financial and management consulting with securities trading and brokerage. Capital Resources Group provides a wide variety of consulting and investment banking services to financial institutions throughout the U.S., specializing in raising capital, profitability strategies and mergers and acquisitions. Capital Resources, Inc. is an NASD member broker-dealer that specializes in thrift stock conversions and thrift securities. The firm's office in downtown Washington, D.C. is only a few blocks from key regulatory agencies, such as the Office of Thrift Supervision, Securities and Exchange Commission, Federal Deposit Insurance Corporation, and the Federal Reserve Board.

Securities Activities:

Capital Resources, Inc. serves financial institutions in raising capital in initial public offerings, primarily in stock conversions of mutual institutions, and secondary offerings. The primary areas in which services are provided are as follows:

Subscription and Community Stock Offerings

Capital Resources' expertise in subscription and community offerings of securities provide a cost effective way for financial institutions to raise capital while promoting future business and cementing customer loyalties. Each offering is specially designed to spark community interest. All sales efforts are managed on-site by Capital Resources' registered principals and representatives. Offerings may include local and regional brokerage firms in a syndicate as well.

Conversion Management and Staff Training

Capital Resources trains your staff and manages all detailed and technical back office operations required for a stock offering. The latest technology is incorporated into our proprietary data processing applications to provide you complete control and information on the offering. Coupled with our comprehensive, personalized training techniques with notebooks and visual presentations, your board of directors, management and employees are fully prepared to deal with the institution's customers and their questions during the conversion.

Market-Making

Capital Resources also has an active trading desk that makes markets in NASDAQ thrift stocks. Capital Resources acts as principal in trading activities, and clears transactions through National Financial Services Corporation.

Third Party Marketing

Capital Resources assists banks and thrift institutions to become a "one stop financial center". Third party marketing is selling other financial products through a third party. With an established relationship with commercial banks and thrifts, Capital Resources' SEC registered financial consultant occupies space in the bank's offices and offers stocks, bonds, mutual funds and annuities to its customers. Third party marketing maintains customer relationships while generating additional income for the bank. Coupled with the bank's own deposit products, bank customers now have a "one-stop financial center" to meet their needs.

Capital Resources Firm Qualifications Statement                          Page 11


Corporate Finance Services:

Capital Resources Group, Inc. provides services in a number of major areas involving financial strategy and evaluation, including:

Strategic and Financial Planning

Our consultants work with your management team to develop, evaluate and assist in the implementation of strategic plans; analyze new business lines; perform profitability analysis; prepare financial forecasts for quantitative analysis of business plans; provide computer analysis of operating strategies with different economic scenarios; perform "what if" scenarios; provide pre-offering and post-offering planning assistance.

Valuation Appraisals

Serve as qualified appraisers for mutual institutions converting to stock form of organization; experienced in public underwritings, community offerings and private placements. Serve as qualified appraisers for financial service companies, including mortgage banking companies, insurance agencies, title agencies, real estate brokerage firms, investment advisory firms, commercial banks, and other business enterprises. Perform core deposit valuations and servicing rights appraisals for purchased loan servicing. Capital Resources has performed over 150 appraisals of successful stock conversions.

Mergers and Acquisitions

Provide comprehensive merger and acquisition assistance for voluntary mergers, merger-conversions, voluntary supervisory conversions and RTC-assisted mergers/acquisitions; identify and evaluate potential merger/acquisition candidates; perform computerized financial analysis and make appropriate strategic recommendations; prepare regulatory applications and business plans; structure and negotiate bids for financially assisted cases and provide fairness opinions for stock companies. We have been involved in over 200 merger and acquisition cases.

Equity Research

Perform equity research on publicly-traded thrifts and thrift holding companies. Provide analysis of potential company operating performance and project likely stock price trend. Identify under- and/or over-valued situations. Research reports provided to clients on regular basis.

Litigation and Special Studies

Capital Resources' expertise in the field of financial services provides an experienced resource for developing testimony and serving as expert witness. Also, Capital Resources' staff is able to draw upon its unique blend of talents to address broad or narrow issues in the financial services industry in preparing special studies.

Asset/Liability Management

Perform analysis on market value of portfolio equity and design strategies to improve interest rate risk posture associated with earning assets and costing liabilities; develop and implement plans to restructure loan portfolio.

Branch Sale/Purchase Transactions

Perform analysis for financial institutions to identify offices for sale/purchase; structure financial terms of transaction and perform analysis on impact of sale on both seller and buyer as required by regulators; prepare materials for regulatory application and core deposit valuation.

Capital Resources Firm Qualifications Statement                          Page 12


Senior Personnel: Corporate Finance

David P. Rochester is co-founder, Chairman and Managing Director of the Capital Resources Companies. He leads Capital Resources' strategic planning and corporate finance activities and is a frequent speaker on industry programs in these areas. He has been actively involved in several hundred merger and acquisition situations and initial public offerings. He serves as advisor to boards of directors and senior management. Prior experience includes private consulting with financial institutions and other companies, serving as Visiting Scholar at the Federal Home Loan Bank Board, Senior Economist at the Federal Savings and Loan Insurance Corporation and serving on the faculties of banking and finance graduate programs at several major universities. Dr. Rochester holds a Ph.D. in Banking and Finance from the University of Georgia.

Catherine K. Rochester is co-founder and President of the Capital Resources Companies. She oversees the securities trading and marketing activities of Capital Resources, Inc. and holds a principal's designation securities license. Mrs. Rochester has been actively involved in raising capital for the financial institutions industry for the past ten years. Prior to founding Capital Resources, she was Senior Vice President and Chief Financial Officer for a billion dollar plus interstate institution in New York. Her previous experience includes serving as a consultant to the thrift industry. She holds a M.S. in Finance from American University in Washington, D.C.

Edward T. Lutz is Managing Director and heads the firm's activities in the Northeast in our New York City office. His vast experience includes serving as financial and regulatory advisor to financial institutions, boards of directors and senior management in strategic planning, mergers and acquisitions and capital raising activities, including stock conversions. He was formerly New York Regional Director of Supervision of the FDIC. Mr. Lutz holds an M.B.A in Finance from American University in Washington, D.C.

Thomas J. Parliment is Managing Director and leads the firm's activities in the Midwest from Chicago. He is also owner of Parliment Consulting, which specializes in asset/liability management consulting for thrift institutions. Dr. Parliment is noted throughout the industry for his speeches and articles concerning a wide range of financial and economic issues. He currently serves the faculties of various national and state banking schools. He earned his Ph.D. in Economics at the State University of New York.

Michael B. Seiler is Senior Vice President and heads the firm's appraisal and business planning activities. He was formerly employed with Equitable Bank in Baltimore, Maryland, in the areas of financial planning and analysis. Prior experience also includes service with the Securities and Exchange Commission where Mr. Seiler specialized in the areas of thrift and commercial banking. At the SEC, he had responsibilities for public offering prospectuses and Form 10-K Reports as well as other periodic reports. Mr. Seiler is a Certified Public Accountant and holds an M.B.A. in Finance from the State University of New York at Albany.

Richard C. Wallace, Senior Vice President, is responsible for new business development in the financial institutions sector, primarily thrift mutual-to-stock conversions, mergers and acquisitions, public offerings and private placements. Prior to Capital Resources, Mr. Wallace held executive marketing positions in the financial industry with Everen Securities and GEAC for over ten years, with a focus on savings institutions. Mr. Wallace holds a B.A. in Business Economics from the University of California.

James L. Ford is Vice President and has a broad background with more than 20 years of thrift industry experience including thrift and mortgage banking operations. He was formerly a senior officer of a large mortgage banking company, where he oversaw all areas of the company's operations with special emphasis on finance and loan administration. He also has held senior management positions at a large savings institution. Mr. Ford holds a B.S. in Mathematics from Michigan State University.

Capital Resources Firm Qualifications Statement                          Page 13


Charles J. Antonucci, Sr. is a Consultant with Capital Resources and has a broad background of experience with financial institutions serving in senior management positions and as a consultant to the industry. He is also President of Bedford Consulting in New York which specializes in real estate and loan consulting services. He holds a B.S. in Business Management from St. John's University.

J. Kevin McAuliffe is Vice President, involved in underwritings, heads institutional brokerage and equity research. Prior experience includes mergers and acquisitions, appraisals, and business plans for thrifts, and employment by a Fortune 500 company as cost analyst for feasibility studies. Mr. McAuliffe holds a B.B.A. in Finance from the University of Kentucky and is a registered general securities principal.

Angelina A. Billon is a Securities Analyst, primarily involved with equity research for the financial institutions industry. Previous experience includes research for the financial institutions division of a prominent Washington, D.C. law firm. She worked at the IFC/World Bank prior to attending Columbia Business School where she earned an M.B.A. in Finance. She received a B.S. in Finance from the University of Delaware.

Christopher P. Spagna is Vice President, Banking Services, responsible for establishing and managing on-site securities brokerage for banks and savings institutions. Prior experience includes a management position in a west coast bank and sales consultant for a national brokerage firm. Mr. Spagna holds a B.S. in Economics from Willamette University.

Lois P. Hankins is Senior Associate responsible for corporate marketing, securities compliance and thrift conversion administration. She has over 14 years experience in the financial industry during which time she served as a financial consultant for Merrill Lynch, Shearson Lehman Brother's and Dean Witter Reynolds. Additionally, she has served as the Regional Marketing Manager for a major California banking institution.

Harinder S. Sawhney is Senior Financial Analyst involved in underwritings and securities research. Prior experience includes work as financial consultant, international trade consultant and stockbroker. Harry holds an M.B.A. in Finance from The George Washington University.

Roland M. Calvert is Senior Financial Analyst involved in developing business plans and valuation appraisals and providing financial analysis with the support of financial projection models. He graduated from James Madison University with a B.B.A. degree in Finance and Economics.


Securities Division

J. Kevin McAuliffe                  Julian M. Flores          Michael Godby
Vice President                      Senior NASDAQ Trader      Senior Associate

Christopher P. Spagna               Tony H. Pai               Angelina A. Billon
Vice President, Banking Services    NASDAQ Trader             Securities Analyst

Timothy M. Nealis                   Jacqueline A. Sprague     Joshua A. Olds
Associate                           Assistant to Traders      Research Assistant

Maria J. Chaloux                    Dante M. Bramblett        Noel G. Metcalfe
Associate                           Associate                 Associate